Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Three Months Ended March 31, 2005 and 2004

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2005	2004
Basic - assumes no dilution:

Net income for the period	$26,648	$21,691

Weighted average number of common shares outstanding during the period	42,865	42,722

Net income per share – basic	$0.62	$0.51

Diluted - assumes full dilution:

Net income for the period	$26,648	$21,691
Interest expense, net of tax, on dilutive Senior Convertible Notes	684	684

Adjusted net income for the period	$27,332	$22,375

Weighted average number of common shares outstanding during the period	42,865	42,722
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	128	34
Common stock units related to Deferred Equity Compensation Plan for Directors	162	151
Common stock units related to Deferred Compensation Plan for Employees	145	27
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	4,343	4,343

Total common and common equivalent shares adjusted to calculate diluted earnings per share	47,643	47,277

Net income per share – diluted	$0.57	$0.47